Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERENCE SHARE DIVIDENDS

(in thousands)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2017	2016	2017	2016
Earnings:
Net loss	$(6,019)	$(5,745)	$(16,526)	$(15,396)
Add: Fixed charges	26	26	77	61
Earnings as defined	$(5,993)	$(5,719)	$(16,449)	$(15,335)

Fixed charges:
Estimated interest component of rental expense (1)	26	26	77	61
Total fixed charges	$26	$26	$77	$61

Ratio of earnings to fixed charges (2)	$—	$—	$—	$—
Deficiency of earnings available to cover fixed charges	$(5,993)	$(5,719)	$(16,449)	$(15,335)
Combined fixed charges and preference share dividends:
Fixed charges	26	26	77	61
Preference share dividends	—	—	—	—
Total combined fiexd charges and preference shre dividends	$26	$26	$77	$61
Ratio of earnings to combined fixed charges and preference share dividends	$—	$—	$—	$—
Deficiency of earnings available to cover combines fixed charges and prefernce share dividends	$(5,993)	$(5,719)	$(16,449)	$(15,335)

(1) One third of rental expense is estimated to be the interest component of rental expense
(2) Earnings were insufficient to cover total fixed charges and total combined fixed charges and preference share dividends